EXHIBIT 12.1

Verint Systems Inc. and Subsidiaries
Ratios of Earnings to Fixed Charges
and
Ratios of Earnings to Combined Fixed Charges and Preference Security Dividends

	Year Ended January 31,
(in thousands, except ratios)	2015	2014	2013	2012	2011
Earnings:
Income before provision (benefit) for income taxes	$21,403	$63,315	$67,764	$46,157	$38,525
Add: Fixed charges	42,151	34,330	35,900	37,423	34,063
Subtract: Noncontrolling interest in pre-tax income of subsidiaries	(6,293)	(6,081)	(5,783)	(4,376)	(3,632)
	$57,261	$91,564	$97,881	$79,204	$68,956

Fixed Charges and Preference Security Dividends:
Interest expense, including amortization of discounts	$27,529	$27,119	$27,544	$29,237	$27,109
Amortization of deferred debt-related costs	9,133	2,662	3,489	3,120	2,788
Interest component of rent expense	5,489	4,549	4,867	5,066	4,166
Total Fixed Charges	42,151	34,330	35,900	37,423	34,063
Dividends on convertible preferred stock (pre-tax)	—	211	18,883	18,118	17,433
Total Fixed Charges and Preference Security Dividends	$42,151	$34,541	$54,783	$55,541	$51,496

Ratio of Earnings to Fixed Charges	1.4	2.7	2.7	2.1	2.0

Ratio of Earnings to Fixed Charges and Preference Security Dividends	1.4	2.7	1.8	1.4	1.3

Earnings consists of our consolidated net income before income taxes, plus fixed charges, reduced by the non-controlling interest in the pre-tax income of a consolidated subsidiary that did not incur fixed charges. Fixed charges consist of interest expense (including only interest expense on third party indebtedness and excluding interest expense accrued on uncertain tax positions), amortization of debt discounts and capitalized expenses related to indebtedness as well as a portion of rental expense deemed by us to be representative of the interest factor within rental payments under operating leases. Preference security dividends represent the estimated amount of pre-tax earnings necessary to pay dividends on our previously outstanding Series A Convertible Preferred Stock. Dividends on our Series A Convertible Preferred Stock were cumulative. Our Series A Convertible Preferred Stock was canceled on February 4, 2013, in connection with our acquisition of CTI. No dividends had been declared or paid on our Series A Convertible Preferred Stock.